January 7, 2005


Via US Mail and Facsimile

Paul M. Drewek
Chief Financial Officer
1180 American Drive
Neenah, Wisconsin 54956

Re:	Outlook Group Corp.
	Form 10-K for the year ended May 31, 2004
      Form 10-Q for the quarter ended August 28, 2004
	Commission file #: 000-18815

Dear Mr. Drewek:

We have reviewed your December 15, 2004 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended May 31, 2004

Consolidated Statements of Operations

1. We note your response to Comment 1 that the cost of services performed in connection with producing products for customers is built into the pricing of the product and it would not be possible to identify the revenue breakdown. However, we believe that you may need to consider your products and services as multiple elements of a revenue arrangement that may need to be divided into separate units of accounting. Please supplementally explain to us the analysis, if any, that has been performed on your products and services to determine whether the criteria has been met that requires delivered items to be considered a separate unit of accounting, as set forth in paragraph 9 of EITF 00-21. Additionally, if you determine that the products and services are separate units of accounting, please revise the notes to your financial statements in future filings to disclose revenues for each product or service you provide or each group of similar products or services. Refer to the requirements of paragraph
37 of SFAS No. 131.
Note L.  Sale of Paragon Direct

2. We note your response to Comment 4 regarding the payment terms and maximum annual exposure to the buyer of Paragon Direct. However, we are not clear on at what point it is determined that a penalty or bonus payment is due to or from the buyer. Please tell us how and when you plan to recognize amounts due to or from the buyer. Additionally, your discussion regarding contingently returnable amounts and your belief that they are effectively the same as contingently payable amounts, relies on literature that does not appear to be on point, and does not address how you will account for these payments. Please supplementally tell us why you have not considered paragraph 8 of SFAS No. 5 and how you will account for these contingent payments going forward. Your disclosures in future filings should include the terms of the agreement, the maximum annual exposure, and your accounting treatment. We may have further comment upon receipt of your response.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.




You may contact Claire Lamoureux at 202-824-5663 or me at 202-942-1936 if you have questions.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Outlook Group Corp.
January 7, 2005
Page 1